COASTAL PACIFIC PROVIDES OVERVIEW OF THE PROLIFIC MINING HISTORY IN PERU

CALGARY, AB  October 26, 2010 -- Coastal Pacific Mining Corp. (OTCBB: CPMCF) ("Coastal Pacific” or the “Company"), further to today’s announcement of a letter of intent in regards to the Santa Rita Property, situated in the District of Acobambilla, Province of Huancavelica, Department of Huancavelica, in the Republic of Peru, the Company is providing additional details on the significant mining history and current mining activities in the region.

Mining has been a central element in Peru's history for thousands of years. The Andes are rich in minerals, and gold and silver pieces can be found in numerous pre-Columbian societies. Mineral exports are a key to the country's economy, representing nearly half of Peru's exports in 2000. Peru ranks eighth worldwide in gold production (first in Latin America), second in copper, and among the top 5 in lead and zinc.

Two of Peru's gold mines, Yanacocha and Pierina, are among the most productive and profitable gold mines in the world.  Located high in the Andes Mountains of Peru, Yanacocha is the largest gold producer in Latin America. With three active open pits, since the mine opened in 1993 production has exceeded 26 million ounces which at today’s prices equates to over US $33 billion.  The Pierina mine is located in the Andean Cordillera in the Department of Ancash in north-central Peru, approximately 10 kilometres northwest of the city of Huaraz, at an altitude of approximately 4,100 metres. Pierina is an open-pit, truck-and-loader operation.  In 2009 Pierina produced 271,000 ounces of gold which would be currently valued at just over US $350 million.

Peru has an estimated 21 million fine ounces of gold reserves in mines currently under operation and 42 million fine metric tons of copper reserves.

The massive Antamina mine project is a large copper and zinc mine, located in the Andes mountain range, 270 kilometres north of Lima, Peru. The deposit is located at an average elevation of 4,200 metres. Total reserves at Antamina are 745 million tonnes, based on a reserves study done in 2008. Teck holds a 22.5% interest in the mine, BHP Billiton 33.75%, Xstrata plc 33.75%, and Mitsubishi Corporation 10%.

The mine is an open pit, truck/shovel operation. The ore is crushed at the rim of the pit and conveyed through a 2.7 kilometre tunnel to a coarse ore stockpile at the mill. It is then processed utilizing a SAG mill, followed by ball mill grinding and flotation to produce separate copper, zinc, molybdenum and lead/bismuth concentrates. A 302 kilometre-long slurry concentrate pipeline transports copper and zinc concentrates to the port for shipment to smelters and refineries world-wide.

Mining activity and exports have grown exponentially since 1991, when the government adopted a series of new rules and tax benefits for large-scale mining, streamlined the process for filing a mineral claim, and allowed companies to re-invest upward to 80 percent of profits tax free. Mining exports grew from US$1.2 billion in 1987 to US$2.7 billion in 1997.

As of 2009, Peru’s mining exports comprises 60 percent of Peru’s total exports at $15.9 billion. It is anticipated that Peru’s exports will rise 10% in 2010 due to the growing demand for commodities.

Mr. Bucci, President of Coastal, says “The favorable mining environment, substantial current and historical Peruvian mining activity, and significant investor interest in properties in the region, all lead us to believe the Santa Rita property would be a valuable economic addition to our portfolio.”

About Coastal Pacific
Coastal Pacific activities are to explore, develop and mine gold and silver resources in North and South America. As its primary focus, Coastal Pacific will joint venture with companies having reserves to develop and produce. Currently the Company is in a joint venture agreement in Ontario, Canada.

Our philosophy is to participate with companies who are in the later stage of exploration and are ready for development. Gold and silver have been used as money for over 3,000 years. History has shown that in periods of market downturns gold and silver have proven to be a dependable hedge for investors against both inflation and any monetary crisis.

Coastal Pacific Mining Corp.
927 Drury Ave NE
Calgary, Alberta T2E 0M3
Web: www.coastalpacificminingcorp.com
For information: info@coastalpacificminingcorp.com

Contact:
Joseph Bucci, President
403.612.3001
joebucci@coastalpacificminingcorp.com

Cautionary note:

FORWARD-LOOKING STATEMENTS: “Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements relating to the company’s business activities and other statements in this press release are forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. Such statements are based on current expectations about the Company’s business. Words such as expects, anticipates, intends, plans, believes, estimates and similar words and expressions are intended to identify such forward-looking statements. These statements involve risks that are difficult to evaluate. Actual results can vary from descriptions herein due to many factors including changes in metal prices and business conditions; changes in laws and regulations; problems encountered in exploration and obtaining permits; changes in the competitive environment; technological advances; shortages of skilled workers, drill rigs and equipment; the need for additional capital and other risks listed in the Company’s Securities and Exchange Commission filings under "risk factors" and elsewhere. Forward-looking statements speak only as of the date they were made. The Company does not undertake any obligation to update forward-looking statements.